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                                   EXHIBIT 1

                                 Press Release
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BANK PLUS CORPORATION                                              NEWS
                                                                 RELEASE
A Holding Company for Fidelity Federal Bank

4565 Colorado Boulevard

Los Angeles     CA  90039

(818) 241-6215

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              BANK PLUS CORPORATION REPORTS 1998 FOURTH-QUARTER

           EARNINGS AND YEAR-END RESULTS AND ANNOUNCES STOCKHOLDER

                                  RIGHTS PLAN

Los Angeles, February 5, 1999 -- Bank Plus Corporation (NASDAQ: BPLS) ("Bank Plus" or the "Corporation"), and its subsidiaries (the "Company"), which include Fidelity Federal Bank, FSB ("Fidelity" or the "Bank"), today reported net earnings of $1.1 million, or $0.06 per share, for the fourth quarter of 1998. For the year, the Company incurred a net loss of $56.3 million, or $2.90 per share, primarily due to provisions for loan losses and other charges related to the Bank's credit card portfolio.

     Fourth Quarter Highlights

 .    The Company terminated its agreements with the marketers of its two largest credit card programs, American Direct Credit, LLC ("ADC") and MMG Direct Inc. ("MMG"). All litigation between the Bank and ADC is being dismissed with prejudice and the Bank has been released from all known and unknown claims by ADC. In addition, First Alliance Mortgage Company announced that it ceased originating new credit card accounts under its real estate secured credit card program.

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 .    The Company transferred the California Public Employees' Retirement System
     ("CalPERS") financial education and planning program to a limited liability company (the "LLC") whose Managing Member is a subsidiary of a major diversified financial services company. The Managing Member has assumed responsibility for all future funding of the CalPERS program, resulting in the elimination of operating losses for this program for Bank Plus. In addition, any profits the LLC generates will first be paid to Bank Plus until the Company is fully reimbursed for its cumulative investment in the CalPERS program.

 .    The change in ownership of AmeriCash enabled the Company to collect the
     $2.5 million in fees owed to it by AmeriCash as well as to recover substantially all of its investment in AmeriCash. The acquirer of AmeriCash has notified the Bank that it will terminate the ATM cash services agreement in March 1999.

 .    The Bank implemented a deposit repricing and conversion program as part of a plan to improve its regulatory capital ratios by reducing total assets. This resulted in a reduction in the fourth quarter of $109 million in deposits, 98% of which were deposits in excess of $100,000. In the first quarter of 1999 the Bank has increased rates for deposits under $100,000 to match prevailing market rates to ensure the retention of these valuable retail deposits.

 .    The Bank's deposit cost of funds decreased from 4.78% at September 30, 1998 to 4.53% at December 31, 1998.

 .    The yield on interest earning assets increased to 2.93% from 2.23% in the third quarter of 1998.

 .    Total sales of noninsured investment products of $47 million and $181 million for the quarter and year ended December 31, 1998, represented increases of 12% and 13%, respectively, as compared to the corresponding periods in 1997.

 .    Operating expenses decreased $2.9 million from the third quarter of 1998.

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Fourth Quarter and Year-End 1998 Results of Operations

     Net interest income and net yield on interest earning assets in the 1998 fourth quarter increased to $26.6 million and 2.93%, respectively, compared to $23.4 million and 2.23% for the third quarter of 1998 and $19.9 million and 1.99% for the 1997 fourth quarter. The increase in net yield is due primarily to higher average yields and balances in the Bank's credit card portfolio and a lower cost of funds as maturing certificates of deposit roll over at significantly lower rates.

     The provisions for estimated loan losses for the quarter and year ended December 31, 1998, were $15.0 million and $73.0 million, respectively, as compared to $0.3 million and $13.0 million in the corresponding periods in 1997. The increase reflects the rapid growth in 1998 in Fidelity's primarily sub-prime credit card portfolio, which has experienced high levels of delinquencies and charge-offs.

     Net noninterest income for the quarter and year ended December 31, 1998, were $18.6 million and $34.4 million, respectively, as compared to net noninterest expense of $2.2 million for the 1997 fourth quarter and noninterest income of $3.9 million for the 1997 full year. Excluding securities and trading activities, noninterest income increased primarily as a result of (i) credit card fees from credit card programs started during the year, which totaled $13.8 million and $21.4 million for the quarter and year ended December 31, 1998, and
(ii) a reduction in Real Estate Owned ("REO") expense of $0.8 million and $3.8 million compared to the 1997 fourth quarter and full year, respectively, as a result of a decrease in REO levels.

     Operating expenses increased to $29.0 million and $105.0 million for the quarter and year ended December 31, 1998, as compared to $17.2 million and $63.1 million for the corresponding periods in 1997. These increases were primarily due to increases of $8.0 million and $20.2 million, respectively, in servicing costs related to the Company's credit card portfolio.

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     Asset Quality

     Classified assets increased to $132.4 million at December 31, 1998, from $118.6 million at September 30, 1998, primarily due to a $27.4 million increase in classified credit card balances, partly offset by decreases in classified mortgage loans and REO.

     Overall loan delinquencies increased to $102.7 million at December 31, 1998, from $80.0 million at September 30, 1998, with a $24.9 million increase in credit card loan delinquencies partly offset by a $3.7 million reduction in mortgage loan delinquencies. Credit card delinquencies increased to 21.4% of total outstanding credit card balances at year-end, as compared to 16.1% at September 30, 1998. As of January 31, 1999, total credit card delinquencies were 22.2%.

     Total reserves were $109.1 million at December 31, 1998, as compared to $107.7 million at September 30, 1998 and $56.0 million at December 31, 1997. The increases were primarily due to additional reserves related to the Bank's credit card portfolio.

     Credit Card Operations

     At December 31, 1998, total outstanding credit card balances were $350.1 million. The net 12.5% increase over September 30, 1998 balances reflects new accounts originated primarily under the wind down agreement with ADC and advances on current accounts, partially offset by charge-offs and collections during the quarter. The credit card programs with MMG and ADC accounted for $170.9 million (49%) and $147.3 million (42%), respectively, of the 1998 year-end outstanding balances. Total delinquencies under the MMG program increased to 31.9% at December 31, 1998, from 19.5% at September 30, 1998. Total delinquencies under the ADC program decreased to 12.1% at December 31, 1998 from 13.4% at September 30, 1998.

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     As of January 31, 1999, delinquencies under the MMG and ADC programs were
33.6% and 13.0%, respectively. As a consequence of the chargeoff of the last of the first payment defaults, delinquencies and charge-offs under the MMG program are expected to peak in the first quarter of 1999 and decline through the second quarter, remaining at lower levels in subsequent periods.

     Regulatory Capital

     The Bank's core and risk-based capital ratios as of December 31, 1998, were 4.36% and 8.95%, respectively, compared to 4.22% and 8.66%, respectively, as of September 30, 1998. Under the most restrictive of the regulatory capital ratio measurements the Bank had an excess of $13.4 million above the minimum level required to be considered "adequately capitalized", compared to an excess of $8.3 million at September 30, 1998. Common stockholders' equity totaled $127.4 million at December 31, 1998, with a tangible book value per common share outstanding of $5.82.

Senior Notes

Historically, the Company funded quarterly interest payments on its 12% Senior Notes through preferred and common stock dividends from the Bank. Currently, the Bank does not meet the Office of Thrift Supervision ("OTS") safe harbor regulations for dividends without prior approval by the OTS. However, the Bank has an agreement with the OTS which permits the payment of dividends on the Bank's preferred stock so long as the Bank remains adequately capitalized. The agreement with the OTS does not constrain the OTS from restricting future dividend payments based on safety and soundness considerations or future examination findings, and no assurance can therefore be given that the OTS will permit future dividend payments by Fidelity to Bank Plus. The Company has received no indication from the OTS that it will object to the continued payment of preferred dividends.

The Company projects that it will have sufficient liquidity at Bank Plus to provide for the Senior Note interest payment due February 16, 1999. Bank Plus anticipates maintaining sufficient liquidity to meet its operating requirements and the differential

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between the preferred stock dividends and the quarterly interest payments on the
Senior Notes through the remainder of 1999. This liquidity is expected to be provided by the Company's wholly-owned non-bank subsidiaries, Gateway Investment Services, Inc., ("Gateway") and Bank Plus Credit Services.

Resignation of Director

Robert P. Condon, Chief Executive Officer of Bank Plus' wholly-owned broker-dealer subsidiary Gateway Investment Services, Inc., and a member of the Board of Directors of Bank Plus, has resigned from the Company and the Board. Mr. Condon is leaving to become the General Manager of the CalPERS LLC, where he will continue to manage the CalPERS financial education and planning program. He will also continue to serve on Gateway's Board of Directors. Mark K. Mason, Chief Executive Officer of Bank Plus, was appointed to fill the vacancy created by Mr. Condon's resignation as Gateway's CEO.

1999 Business Plan

The Company's Board of Directors has adopted a business plan for 1999 which provides for, among other things:

     . Conforming and nonconforming single family mortgage loan origination and loan purchase

     . Reduction of the operating expenses of the core bank, excluding FDIC insurance premiums, to below 1997 levels

     . Reducing deposits by $400 million either by a sale of deposits or through runoff

     .    Expansion of its interest margin from fourth quarter levels

     .    Becoming well capitalized in 1999

     . An improvement in credit quality in the credit card portfolio through seasoning and increased collection efforts

While the Company believes that it can achieve the business plan adopted, there can be no assurance that these objectives will be achieved.

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Status of Exploration of Strategic Alternatives

          At the end of the fourth quarter the Company, with the help of its financial advisors, initiated a process to explore a potential sale with parties interested in (i) an acquisition of the Company and, separately, (ii) the Bank's credit card portfolio and operations. Bank Plus has distributed information on the Company and has received indications of interest from several parties. The Company is currently in discussion with the parties to clarify the pricing and structure of these potential offers. As of this date no definitive offers to acquire Bank Plus have been made, and there can be no assurance that any offers will be made in the future or that the terms of any offers received by the Company would be considered adequate.

          Stockholder Protections

          The Board of Directors has approved a Stockholder Rights Plan (the "Plan") for the Company. The Board of Directors has determined that it is in the best interests of the Company and its stockholders to take steps to prevent coercive, unfair or inadequate tender offers or other abusive takeover tactics at this time and to preserve the value of the stockholders' investment in the Company. The Plan is not intended to prevent an acquisition of the Company on terms that maximize value for all stockholders.

          The Rights Plan provides each stockholder of the Company with one right for each share of common stock held. Generally, should any person or entity become the beneficial owner of 15% or more of the Company's outstanding common stock (with the exception of those persons who hold 15% or more of the Company's common stock, or securities convertible into 15% or more of the Company's common stock, on February 3, 1999) each right (other than those held by that new 15% stockholder) would be exercisable to purchase that number of shares of the Company's common stock having, at that time, a market value equal to two times the then current exercise price of the right (initially $25).

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          The record date set for distribution of the rights under the Rights
Plan is February 16, 1999, after which any shares of common stock will automatically be accompanied by the associated rights. The rights expire on February 3, 2009, (unless previously triggered), and are subject to redemption by the Board of Directors of the Company at $0.001 per right at any time prior to the first date upon which they become exercisable.

          Certain provisions of the Corporation's Bylaws have been amended to conform them to current provisions of the Delaware General Corporation Law and to strengthen the Bylaws in the event of hostile takeover attempts. Among such Bylaw changes is a requirement that stockholders who wish to have proposals considered at the 1999 Annual Meeting must submit such proposals to the Company by February 28, 1999.

Bank Plus Corporation is the holding company for Fidelity Federal Bank, FSB, which offers a broad range of consumer financial services, including demand and time deposits and mortgage loans. In addition, through its affiliate Gateway Investment Services, Inc., a NASD-registered broker/dealer, Fidelity provides customers of the Bank with investment products, including mutual funds, annuities and insurance. Fidelity operates through 38 full-service branches, 37 of which are located in Southern California, principally in Los Angeles and Orange counties.

          Forward-Looking Statements

          Certain statements included in this release, including without limitation statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Bank Plus and Fidelity to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are referred to in Bank Plus's most recent Annual Report on Form 10-K as of December 31, 1997, and its most recent

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Quarterly Report on Form 10-Q as of September 30, 1998. A number of other factors may have a material adverse effect on the Company's financial performance. These factors include a national or regional economic slowdown or recession which increases the risk of defaults and credit losses; restrictions imposed on the Bank's operations by regulators such as a prohibition on the payment of dividends to Bank Plus; an increase in the number of customers seeking protection under the bankruptcy laws which increases the amount of charge-offs; the effects of fraud by third parties or customers; and the financial performance of the Bank's credit card marketers which may impact their ability to fulfill their contractual financial obligations, resulting in increased losses to the Bank. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Bank Plus disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

          Contact :   Neil L. Osborne, Investor Relations, Bank Plus Corporation
(818) 549-3116

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